CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes Due 2018	$2,058,460,000	$80,897.48

PROSPECTUS Dated January 25, 2006 AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT Dated July 24, 2007	Pricing Supplement No. 651 to Registration Statement No. 333-131266 Dated May 2, 2008 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2018

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2018 (the “notes”) described below on a global basis.  We may redeem some or all of the notes at any time in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below relating to the notes.

The notes offered hereby constitute a further issuance of, and will be consolidated with, the $2,500,000,000 aggregate principal amount of Fixed Rate Senior Notes Due 2018 previously issued by us ($2,250,000,000 of which was issued on April 1, 2008 and $250,000,000 of which was issued on April 4, 2008).  The notes offered hereby will have the same CUSIP number as the previously issued Fixed Rate Senior Notes Due 2018 and will trade interchangeably with the previously issued Fixed Rate Senior Notes Due 2018 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $4,500,000,000.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Principal Amount:	$2,000,000,000	Interest Payment Dates:	Each April 1 and
Maturity Date:	April 1, 2018		October 1, commencing
Settlement Date			on October 1, 2008
(Original Issue Date):	May 7, 2008	Interest Payment Period:	Semi-annual
Interest Accrual Date:	April 1, 2008	Minimum Denominations:	$100,000 and integral
Issue Price:	102.923%, plus accrued interest		multiples of $1,000 in excess
Specified Currency:	U.S. dollars		thereof
Redemption Percentage		Business Days:	New York
at Maturity:	100%	CUSIP:	6174466Q7
Interest Rate:	6.625% per annum	ISIN:	US6174466Q77
	(calculated on a 30/360 day count basis)	Other Provisions:	Optional make-whole redemption (spread over treasury rate: plus 50 basis points)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

ABN AMRO	ANZ SECURITIES, INC.	BMO CAPITAL MARKETS
CALYON	DANSKE MARKETS	MITSUBISHI UFJ SECURITIES
MIZUHO SECURITIES USA INC.	NATIXIS BLEICHROEDER INC.	RBC CAPITAL MARKETS
SANTANDER INVESTMENT	SCOTIA CAPITAL	TD SECURITIES
WELLS FARGO SECURITIE	BB&T CAPITAL MARKETS	CABRERA CAPITAL MARKETS, LLC
CASTLEOAK	LOOP CAPITAL MARKETS, LLC	SIEBERT CAPITAL MARKETS
THE WILLIAMS CAPITAL GROUP, L.P.

Supplemental Information Concerning Plan of Distribution

On May 2, 2008, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 102.473%, plus accrued interest, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 102.923%, plus accrued interest less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$1,680,000,000
ABN AMRO Incorporated	20,000,000
ANZ Securities, Inc.	20,000,000
BMO Capital Markets Corp.	20,000,000
Calyon Securities (USA) Inc.	20,000,000
Danske Markets Inc.	20,000,000
Mitsubishi UFJ Securities International plc	20,000,000
Mizuho Securities USA Inc.	20,000,000
Natixis Bleichroeder Inc.	20,000,000
RBC Capital Markets Corporation	20,000,000
Santander Investment Securities Inc.	20,000,000
Scotia Capital (USA) Inc.	20,000,000
TD Securities (USA) LLC	20,000,000
Wells Fargo Securities, LLC	20,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	10,000,000
Cabrera Capital Markets, LLC	10,000,000
CastleOak Securities, L.P.	10,000,000
Loop Capital Markets, LLC	10,000,000
Muriel Siebert & Co., Inc.	10,000,000
The Williams Capital Group, L.P.	10,000,000
Total	$2,000,000,000

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan including any corporation or other entity organized under the laws of Japan) or to others for the re-offering or re-sale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and other relevant laws and regulations of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

PS-2

United States Federal Income Taxation

The notes will be treated as part of the same “issue” as the Fixed Rate Senior Notes Due 2018 issued by us on April 1, 2008 and April 4, 2008 for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, the issue price will be deemed to be 100% of the principal amount and the issue date of the notes will be deemed to be April 1, 2008.

PS-3